Exhibit 21.1

RAAM GLOBAL ENERGY COMPANY LIST OF SUBSIDIARIES
Name of Subsidiary	Jurisdiction of Organization

RAAM Global Energy Company	Delaware

Century Exploration New Orleans, LLC	Delaware

Century Exploration Houston, LLC	Delaware

Century Exploration Resources, LLC	Delaware